Exhibit 99.1

PRESS RELEASE
For more information contact:
Investor Relations Garth Russell KCSA Strategic Communications (212) 896-1250 grussell@kcsa.com
Tikcro Adds New Cancer Immune Modulators Targets

Tel Aviv, Israel, December 15, 2015 – Tikcro Technologies Ltd. (OTCQB: TIKRF) today announced that it has extended an ongoing research and license agreement with Yeda Research and Development Company Ltd., the technology transfer arm of the Weizmann Institute of Science in Israel, for additional targets for cancer immune modulators generated from a certain lab at the Weizmann Institute of Science.

Under this extension, further research and development will be performed for new antibodies addressing ligands of the PD pathway PD-L1, PD-L2 and the TIGIT checkpoint. Tikcro will fund this research at such lab in the Weizmann Institute of Science to develop antibodies to be selected and verified in pre-clinical trials. The license consideration due from Tikcro to Yeda includes royalties from net sales, sub-license fees and fixed fees linked to clinical and commercial sales milestones.

“We extend this research and license agreement to further pursue the development of new pathway-specific antibody drug-candidates. This extension is triggered by exciting pre-clinical results reached in 2015,” commented Aviv Boim, CEO of Tikcro.  “Going into 2016, we intend to further validate additional antibodies for these promising immune therapy targets."

About Tikcro Technologies:

Tikcro Technologies Ltd. (OTCQB: TIKRF) supports early stage development in growth areas, with a focus on biotechnology projects originated in Israeli academic centers. Tikcro is currently engaged with development of certain antibodies selected and verified in pre-clinical trials with a focus on antibodies binding to cancer immune modulators CTLA-4 and PD1 pathways. For more information about Tikcro, visit Tikcro’s website at www.tikcro.com.

Safe Harbor Statement
Certain of the statements contained herein may be considered forward-looking statements that involve risks and uncertainties including, but not limited to, risks related to the Company’s ability to raise financing and the risks related to early stage biotechnology projects, including, but not limited to, obtaining required licenses at reasonable commercial terms, the development, testing, regulatory approval and commercialization, intellectual property rights, competition, exposure to intellectual property claims and dependence on key suppliers and personnel. Such risks and uncertainties are set forth in the Company's SEC reports, including the Company's Forms 20-F. Actual results may materially differ. Results of operations in any past period should not be considered indicative of the results to be expected for future periods.  The Company undertakes no duty to update any forward-looking information.